November 8, 2018

Glenn Mattes
President and Chief Executive Officer
TFF Pharmaceuticals, Inc.
2801 Via Fortuna, Suite 425
Austin, Texas 78746

       Re: TFF Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 11, 2018
           CIK No. 0001733413

Dear Mr. Mattes:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 11, 2018

Prospectus Summary
TFF Triple Combination for COPD/Asthma, page 2

1. We note your disclosure that your triple combination drug contains what you consider to be the best-in-class drug in each category. Please provide support for how you determined that the three drugs were best-in-class in each category.
2. We note your disclosure that you expect to develop the triple combination dry powder drug in partnership with a large pharmaceutical company. Please balance your disclosure by also stating, as you do on page 34, that you have no agreements, understandings or
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         arrangements concerning a joint development program and there can be no assurance you will be able to enter into a joint development agreement on terms acceptable to you.
Corporate Information, page 3

3. We note your disclosure that you are no longer a subsidiary of LTI. Please expand your disclosure to explain your continuing relationship with LTI. For example, we note that
         LTI currently provides you with office space, certain administrative services and equipment for no charge and that you share certain officers and directors with LTI.
Emerging Growth Company, page 3

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Our success is entirely dependent on our ability to obtain the marketing approval..., page 11

5. We note that you state, "Although we believe our product candidates are likely to qualify for the 505(b)(2) pathway, which often times does not require clinical trials other than a bioequivalence trial, there can be no assurance that we will not be required to conduct clinical trials in order to obtain marketing approval." We also note your disclosure on pages 33 and 34 that you expect to be required to conduct additional clinical trials in order to obtain marketing approval for each of your product candidates. Please revise your disclosure here to clarify whether you expect to conduct additional clinical trials in order to obtain marketing approval for your product candidates.
Our Business
Our Thin Film Freezing Platform, page 29

6. Please describe the material terms of your agreement with Patheon and your Sponsored
         Research Agreements with UT and file the agreements as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.
Our Initial Drug Targets, page 32

7. We note your disclosure on page 33 that you have already completed development work performance characterization of TFF Vori and TFF Tac-Lac through early animal model testing. Please explain what performance characterization is, and discuss material observations and results from your early animal model testing.
8. Please expand your disclosure regarding each of the reference drugs in your product candidates to provide information regarding any side effects, adverse events observed in clinical testing, and the competitive landscape. With respect to Voriconazole, we note
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         your disclosure that you believe your drug formulation would reduce or eliminate unpleasant and potentially fatal side effects associated with Voriconazole. Please fully disclose these side effects and tell us why you believe your formulation can reduce or eliminate the side effects.
Licenses and Intellectual Property Rights, page 35

9. Please disclose the expiration dates for the material patents covered by the license agreement, as opposed to only the last to expire patent. Please also disclose the termination provision in the UT patent license agreement. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

10. Please substantially expand your disclosure in this section to address each of the requirements of Item 303 of Regulation S-K, including a discussion of your liquidity and capital resources and explanations for the increases/decreases in your research and development and general and administrative expenses.
Related Party Transactions, page 49

11. We note your disclosure that you have not been a party to any related party transaction exceeding $120,000 since January 24, 2018. It appears your transaction with Lung
         Therapeutics, Inc. constitutes a related party transaction. Please provide disclosure regarding this transaction pursuant to Item 404 of Regulation S-K, or advise.
Estimated Use of Proceeds, page 52

12. Please revise your disclosure to quantify the amount of proceeds and your existing cash and cash equivalents you expect to use to fund each of your product candidates and indicate how far it will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to
         Instruction 3 to Item 504 of Regulation S-K.
Description of Securities, page 56

13. We note that Section 12.1 of your Bylaws identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
         Please also include disclosure in this section about the exclusive forum provision generally, its scope, its enforceability and its potential impact on the rights of investors.
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         Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.
Underwriting
Underwriter Warrants, page 63

14. We note that you issued to Liquid Patent Advisors, LLC warrants to purchase up to
         400,000 shares of your common stock in consideration of the provision of consulting services. Please explain the consulting services received and file this agreement as an exhibit to the registration statement, or tell us why this is not required.
Notes to the Financial Statements for the Years Ended December 31, 2017 and
2016
Note 1 - Background and Basis for Presentation, page F-6

15. Please revise disclosures for the inconsistency regarding when Lung Therapeutics, Inc.
         (LTI) was issued 4,000,000 shares of common stock and the reason for the issuance. See, for example:
           Note 1 at page F-6 where you indicate that the shares were issued on January 24, 2018 in exchange for LTI's non-core intellectual property rights and other assets;
           Corporate Information disclosure on page 3 where you indicate that the shares were issued in March 2018 for LTI's non-core intellectual property rights and other assets;
           The 2018 Private Placement section under Note 5 at page F-16 where you indicate that the shares were issued in March 2018 for LTI's assignment of certain patent license rights and other valuable consideration; and The issuance of capital stock disclosure on page II-2 where you indicate that the shares
             were issued on January 24, 2018 in consideration for certain of LTI's licensed patent rights.
         In your revised disclosure clarify whether the "non-core" intellectual property rights were non-core to LTI or to you and/or whether they relate to your Thin Film Freezing technology platform.
Note 4 - License and Agreement, page F-8

16. Please revise your disclosure to reconcile inconsistencies regarding when the rights and interest to the TFF platform, including the patent license agreement with the University of
         Texas at Austin, was assigned to you. For example, pages 8, 35 and F-8 state that the assignment was in March 2018 and page 31 states January 2018.
 Glenn Mattes
TFF Pharmaceuticals, Inc.
November 8, 2018
Page 5
Notes to the Condensed Financial Statements for the Period From January 24, 2018 to June 30,
2018,
January 1, 2018 to January 23, 2018 (Predecessor), and Six Months Ended June 30, 2017
Note 7 - Stock Based Compensation, page F-17

17. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to this offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Exhibits

18. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.
General

19. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
        You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameGlenn Mattes
                                                              Division of
Corporation Finance
Comapany NameTFF Pharmaceuticals, Inc.
                                                              Office of
Healthcare & Insurance
November 8, 2018 Page 5
cc:       Daniel K. Donahue - Greenberg Traurig, LLP
FirstName LastName